# SEC Schedule 13D/A (Amendment No. 19) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BGC Group, Inc., CIK 0001094831
CUSIP: 088929104
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 499 PARK AVENUE, New York, New York (NY), 10022
Date of event which requires filing of this statement: 05/16/2025
Filed by CIK 0001024896
Persons authorized to receive notices and communications: Stephen M. Merkel, Esq., Cantor Fitzgerald, L.P., 499 Park Avenue, New York, New York (NY), 10022, (212) 610-2200

## Reporting persons
- Cantor Fitzgerald, L.P. (CIK 0001024896): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 93,340,477; sole dispositive power 0; shared dispositive power 93,340,477; aggregate amount beneficially owned 93,340,477 (20.5% of the class)
- CF Group Management, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 96,313,001; sole dispositive power 0; shared dispositive power 96,313,001; aggregate amount beneficially owned 96,313,001 (21% of the class)
- Howard W. Lutnick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 9,922,408; shared voting power 100,869,866; sole dispositive power 9,922,408; shared dispositive power 100,869,866; aggregate amount beneficially owned 110,792,274 (23.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: BGC Group, Inc.
Address of issuer's principal executive offices: 499 PARK AVENUE, New York, New York (NY), 10022
Comment:
This Amendment No. 19 (this "Amendment") amends the Schedule 13D, dated April 1, 2008 (the "Original 13D"), subsequently amended by Amendment No. 1 to the Original 13D, dated June 10, 2008 ("Amendment No. 1"), Amendment No. 2 to the Original 13D, dated December 1, 2008 ("Amendment No. 2"), Amendment No. 3 to the Original 13D, dated January 30, 2009 ("Amendment No. 3"), Amendment No. 4 to the Original 13D, dated May 7, 2009 ("Amendment No. 4"), Amendment No. 5 to the Original 13D, dated August 3, 2009 ("Amendment No. 5"), Amendment No. 6 to the Original 13D, dated November 3, 2009 ("Amendment No. 6"), Amendment No. 7 to the Original 13D, dated April 1, 2010 ("Amendment No. 7"), Amendment No. 8 to the Original 13D, dated February 17, 2011 ("Amendment No. 8"), Amendment No. 9 to the Original 13D, dated January 16, 2013 ("Amendment No. 9"), Amendment No. 10 to the Original 13D, dated July 2, 2015 ("Amendment No. 10"), Amendment No. 11 to the Original 13D, dated December 23, 2016 ("Amendment No. 11"), Amendment No. 12 to the Original 13D, dated May 25, 2018 ("Amendment No. 12"), Amendment No. 13 to the Original 13D, dated November 23, 2018 ("Amendment No. 13"), Amendment No. 14 to the Original 13D, dated November 16, 2022 ("Amendment No. 14"), Amendment No. 15 to the Original 13D, dated May 26, 2023 ("Amendment No. 15"), Amendment No. 16 to the Original 13D, dated July 12, 2023 ("Amendment No. 16"), Amendment No. 17 to the Original 13D, dated November 21, 2024 ("Amendment No. 17"), and Amendment No. 18 to the Original 13D, dated February 19, 2025 ("Amendment No. 18") filed by Cantor Fitzgerald, L.P., a Delaware limited partnership ("CFLP"), CF Group Management, Inc., a New York corporation ("CFGM"), and Howard W. Lutnick (together with CFLP and CFGM, the "Reporting Persons"). Except as specifically provided herein, this Amendment No. 19 does not modify any of the information previously reported in the Original 13D as so amended. Capitalized terms used in this Amendment but not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, or Amendment No. 18 as the case may be.

Unless otherwise noted, the terms "Class A Common Stock" and "Class B Common Stock" refer to the Class A Common Stock, par value $0.01 per share, and Class B Common Stock, par value $0.01 per share, respectively, of BGC Group, Inc., a Delaware corporation ("BGC," "BGC Group" or the "Company"), and the term "Common Stock" refers to the Class A Common Stock and the Class B Common Stock, collectively.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is hereby amended and supplemented with the information in Item 4 responsive hereto, which is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented with the following:

Sale of Class A Common Stock to the Company

On May 16, 2025, Mr. Howard W. Lutnick, the U.S. Secretary of Commerce and the Company's former Chief Executive Officer and former Chairman of the Board of Directors (the "Board"), agreed to sell to the Company 16,452,850 shares of Class A Common Stock beneficially owned by him, including (i) 5,616,612 shares held directly by Mr. Howard W. Lutnick, (ii) 10,489,582 shares held in his personal asset trust, (iii) 8,908 shares held by the Howard W. Lutnick Family Trust, and (iv) 337,748 shares originating from retirement accounts, including certain shares held by Mr. Howard W. Lutnick's spouse. The closing of the sale of the 16,115,102 shares held by him and the trusts will occur on May 19, 2025, and the closing of the sale of 337,748 shared held in retirement accounts will occur immediately after the closings of the sale of CFGM voting shares described below. The price per share for the sales is $9.2082, which is equal to the 3-day volume weighted average price ("VWAP") of the Class A Common Stock on the Nasdaq Global Select Market on May 14, May 15 and May 16, 2025. The aggregate purchase price of the retirement shares will be reduced by the after-tax portion of any dividends on such shares of Class A Common Stock paid to Howard W. Lutnick and his spouse, in each case, between May 16, 2025 and the closing, as well as the after-tax portion of any declared but unpaid dividends on such shares of Class A Common Stock with a record date prior to the closing that are payable.

The purchases are pursuant to the Company's existing stock repurchase authorization, most recently reapproved by the Board and by the Audit Committee of the Board (the "Audit Committee") in October 2024, and the purchase of such shares from Mr. Howard W. Lutnick pursuant to such existing authorization was expressly approved by the Audit Committee in connection therewith. The transaction was made pursuant to Mr. Howard W. Lutnick's agreement to divest his interests in the Company to comply with U.S. government ethics rules in connection with his appointment as the U.S. Secretary of Commerce.

Sale of Class B Common Stock to CFLP
On May 16, 2025, Howard W. Lutnick entered into an agreement to sell to CFLP 8,973,721 shares of Class B common stock, par value $0.01 per share, of the Company held directly by him, which represents all of the Class B shares of the Company held by him and approximately 6% of the total voting power of the outstanding common stock of the Company as of May 16, 2025. Such sale shall be effective immediately after the closing of the sale of the CFGM voting shares described in the following paragraph. The price per share for the sale is $9.2082, which is equal to the 3-day VWAP of the Class A Common Stock on the Nasdaq Global Select Market on May 14, May 15 and May 16, 2025, and is expected to be paid using cash on hand at CFLP. The aggregate purchase price will be reduced by the after-tax portion of any dividends on such shares of Class B Common Stock paid to Howard W. Lutnick between the date of the purchase and sale agreement and the closing under the agreement, as well as any declared but unpaid dividends on such shares of Class B Common Stock with a record date prior to the closing that are payable to Howard W. Lutnick.

Sale of CFGM Voting Shares to Trusts Controlled by Brandon G. Lutnick
On May 16, 2025, Howard W. Lutnick, in his capacity as trustee of a trust, entered into agreements to sell to trusts controlled by Brandon G. Lutnick all of the voting shares of CFGM, which is the managing general partner of CFLP. CFGM, through its and CFLP's ownership of shares of the Company's common stock, controls approximately 66% of the total voting power of the outstanding common stock of the Company as of May 16, 2025. Following the closing of the transactions contemplated by such agreements, Brandon G. Lutnick will be deemed to have voting or dispositive power over the common stock of the Company held by CFGM and CFLP, and Howard W. Lutnick will no longer have voting or dispositive power over such securities. The closings of the transactions contemplated by such agreements are subject to the satisfaction of customary closing conditions, including receipt of required regulatory approvals.

Sale of Other Interests to Trusts Controlled by Brandon G. Lutnick
On May 16, 2025, Howard W. Lutnick, in his capacity as trustee of a trust, entered into an agreement to sell to trusts controlled by Brandon G. Lutnick certain interests, including those in Tangible Benefits, LLC ("Tangible Benefits") and KBCR Management Partners, LLC ("KBCR"), both of which hold shares of the Company. The closing of the transactions under such agreements will occur concurrently with the closings of the sale of CFGM voting shares described above.

********
The transactions described herein follow Howard W. Lutnick's agreement to divest his interests in the Company to comply with U.S. government ethics rules in connection with his appointment as the U.S. Secretary of Commerce. Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their positions with respect to BGC Group and reserve the right to develop such plans or proposals.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

The information set forth in this Item 5 is based upon an aggregate of 362,900,657 shares of Class A Common Stock outstanding as of May 16, 2025, which, as of the same date, reflects the effect of all exchanges, dispositions, or other transactions reported in the public filings of BGC Group and/or in Section 16(a) reports of the relevant persons since the filing of Amendment No. 18.

CFLP is the beneficial owner of, and has shared voting and dispositive power with respect to, 93,340,477 shares of Class A Common Stock acquirable upon conversion of 93,340,477 shares of Class B Common Stock held by it. CFLP shares voting and dispositive power over these shares of Class A Common Stock with CFGM, its Managing General Partner, and with Mr. Howard Lutnick, who is the trustee of an entity that is the sole shareholder of CFGM.

CFGM is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 2,972,524 shares of Class A Common Stock acquirable upon conversion of 2,972,524 shares of Class B Common Stock held by it, and (ii) 93,340,477 shares of Class A Common Stock beneficially owned by CFLP and referred to above, consisting of 93,340,477 shares of Class A Common Stock acquirable upon conversion of 93,340,477 shares of Class B Common Stock held by CFLP.

Mr. Howard Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 8,973,721 shares of Class A Common Stock acquirable upon conversion of 8,973,721 shares of Class B Common Stock held directly, (ii) 620,717 shares of Class A Common Stock held in Mr. Howard Lutnick's 401(k) account (as of May 1, 2025) , (iii) 293,049 shares of Class A Common Stock held in a Keogh retirement account and (iv) 34,921 shares of Class A Common Stock held in certain of Mr. Howard Lutnick's retirement accounts.

Mr. Howard Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to:

(a) 1,619,960 shares of Class A Common Stock held in various trust, holding entity, retirement and custodial accounts consisting of (i) 1,610,182 shares of Class A Common Stock acquirable upon conversion of 1,610,182 shares of Class B Common Stock held by Tangible Benefits, of which Mr. Howard Lutnick is the sole voting member through a trust and (ii) 9,778 shares of Class A Common Stock held in other retirement accounts for the benefit of Mr. Howard Lutnick's spouse;

(b) 93,340,477 shares of Class A Common Stock acquirable upon conversion of 93,340,477 shares of Class B Common Stock held by CFLP and referred to above, and 2,972,524 shares of Class A Common Stock acquirable upon conversion of 2,972,524 shares of Class B Common Stock held by CFGM and referred to above;

(c) 600,938 shares of Class A Common Stock owned of record by KBCR, which is a non-managing General Partner of CFLP, of which Mr. Howard Lutnick is the sole voting member through a trust; and

(d) 2,335,967 shares of Class A Common Stock acquirable upon conversion of 2,335,967 shares of Class B Common Stock held by KBCR.

KBCR is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 600,938 shares of Class A Common Stock owned of record by it, and (ii) 2,335,967 shares of Class A Common Stock acquirable upon conversion of 2,335,967 shares of Class B Common Stock owned of record by it.

Mr. Brandon Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, 8,777 shares held in a custodial account for his benefit under the Uniform Gifts to Minors Act. In addition, Mr. Brandon Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to:

(a) 1,610,182 shares of Class A Common Stock acquirable upon conversion of 1,610,182 shares of Class B Common Stock held by Tangible Benefits, through Mr. Brandon Lutnick's position as manager of Tangible Benefits;

(b) 794,308 shares of Class A Common Stock held by various trust accounts for the benefit of the descendants of Mr. Howard Lutnick and his immediate family, through Mr. Brandon Lutnick's position as trustee with decision making control;

(c) 530,540 shares of Class A Common Stock held by various trust accounts for the benefit of members of Mr. Howard Lutnick's immediate family, through Mr. Brandon Lutnick's position as trustee with decision making control;

(d) 600,938 shares of Class A Common Stock owned of record by KBCR through Mr. Brandon Lutnick's position as manager of KBCR;

(e) 2,335,967 shares of Class A Common Stock acquirable upon conversion of 2,335,967 shares of Class B Common Stock held by KBCR;

(f) 173,035 shares of Class A Common Stock acquirable upon conversion of 173,035 shares of Class B Common Stock held by LFA, a Delaware limited liability company ("LFA"), through Mr. Brandon Lutnick's position as manager of LFA; and

(g) 50,240 shares of Class A Common Stock owned by LFA.

Mr. Kyle Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to 11,824 shares held in a custodial account for his benefit under the Uniform Gifts to Minors Act.

Ms. Edith Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, 459,212 shares of Class A Common Stock, comprised of (i) 322,258 shares of Class A Common Stock held by her, (ii) 30,655 shares of Class A Common Stock held in her individual retirement accounts, (iii) 57,105 shares of Class A Common Stock held in her 401(k) account (as of May 1, 2025), (iv) 2,147 shares of Class A Common Stock held in a trust account where she is the sole beneficiary, and (v) 47,047 shares of Class A Common Stock acquirable upon conversion of 47,047 shares of Class B Common Stock held directly. In addition, Ms. Edith Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, 186,160 shares of Class A Common Stock, comprised of (i) 39,177 shares of Class A Common Stock held by LFA, attributable to her as holder of the majority of the units of LFA, and (ii) 146,983 shares of Class A Common Stock acquirable upon conversion of 146,983 shares of Class B Common Stock held by LFA.

Mr. Stephen Merkel is the beneficial owner of, and has sole voting and dispositive power with respect to, 63,442 shares of Class A Common Stock, comprised of (i) 16,511 shares of Class A Common Stock held in his individual account, and (ii) 46,931 shares of Class A Common Stock held in Mr. Merkel's 401(k) account (as of May 1, 2025). In addition, Mr. Merkel is the beneficial owner of, and has shared voting and dispositive power with respect to, 6,258 shares of Class A Common Stock held in trusts for the benefit of Mr. Merkel's immediate family, of which Mr. Merkel's spouse is the sole trustee.

Mr. Danny Salinas does not beneficially own any shares of Class A Common Stock.

As previously reported, CFLP has pledged to Bank of America, N.A., pursuant to a Put and Pledge Agreement, dated as of June 21, 2017 and as most recently amended and restated effective October 5, 2023 with such modifications thereto as necessary to reflect BGC Group's corporate conversion, 10,000,000 shares of Class A Common Stock in connection with a loan program established for certain employees and partners of CFLP and its affiliates. On November 23, 2018, those Class A shares were converted into 10,000,000 shares of Class B Common Stock and remain pledged in connection with the partner loan program.

Number of shares and percent of Class A Common Stock beneficially owned by each of the Reporting Persons and the other persons listed below:

Number of Shares of Class A Common Stock:

Person Number of Shares
CFLP 93,340,477
CFGM 96,313,001
Mr. Howard Lutnick 110,792,274
KBCR 2,936,905
Mr. Merkel 69,700
Ms. Edith Lutnick 645,372
Mr. Brandon Lutnick 6,103,987
Mr. Kyle Lutnick 11,824
Mr. Salinas 0

Percent of Class A Common Stock:

Person Percentage
CFLP 20.5%
CFGM 21.0%
Mr. Howard Lutnick 23.5%
KBCR *
Mr. Merkel *
Ms. Edith Lutnick *
Mr. Brandon Lutnick 1.7%
Mr. Kyle Lutnick *
Mr. Salinas *

* less than 1%
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares of Class A Common Stock beneficially owned as to which the Reporting Persons and each of the other persons listed below has:

(i) sole power to vote or direct the vote:

Person Number of Shares
CFLP 0
CFGM 0
Mr. Howard Lutnick 9,922,408
KBCR 0
Mr. Merkel 63,442
Ms. Edith Lutnick 459,212
Mr. Brandon Lutnick 8,777
Mr. Kyle Lutnick 11,824
Mr. Salinas 0

(ii) shared power to vote or direct the vote:

Person Number of Shares
CFLP 93,340,477
CFGM 96,313,001
Mr. Howard Lutnick 100,869,866
KBCR 2,936,905
Mr. Merkel 6,258
Ms. Edith Lutnick 186,160
Mr. Brandon Lutnick 6,095,210
Mr. Kyle Lutnick 0
Mr. Salinas 0

(iii) sole power to dispose or to direct the disposition:

Person Number of Shares

CFLP 0
CFGM 0
Mr. Howard Lutnick 9,922,408
KBCR 0
Mr. Merkel 63,442
Ms. Edith Lutnick 459,212
Mr. Brandon Lutnick 8,777
Mr. Kyle Lutnick 11,824
Mr. Salinas 0

(iv) shared power to dispose of or to direct the disposition:

Person Number of Shares
CFLP 93,340,477
CFGM 96,313,001
Mr. Howard Lutnick 100,869,866
KBCR 2,936,905
Mr. Merkel 6,258
Ms. Edith Lutnick 186,160
Mr. Brandon Lutnick 6,095,210
Mr. Kyle Lutnick 0
Mr. Salinas 0
Transactions in the class effected during the past sixty days:
See Item 4 of this Amendment No. 19, which is incorporated by reference herein.

As previously reported, on April 1, 2025, the Company granted Mr. Merkel 72,751 restricted stock units ("RSUs") granted under the BGC Group, Inc. Long Term Incentive Plan. Each RSU represents a contingent right to receive one share of Class A Common Stock. The RSUs shall vest ratably one-fifth (1/5th) on each of the first (1st) through fifth (5th) anniversaries of the grant date, provided that Mr. Merkel is still substantially providing services exclusively for the Company or any of its affiliates through the applicable vesting date, and contingent upon the Company generating at least $5 million in gross revenues for the quarter in which the vesting occurs.

Also on April 1, 2025 and also as previously reported, pursuant to the vesting schedule of the RSUs previously granted to Mr. Merkel, 15,422 RSUs became vested and issuable as Class A Common Stock, and the Company withheld 8,529 shares of Class A Common Stock for taxes at $9.22 per share, the closing price of the Class A Common Stock on April 1, 2025. The remaining 6,893 shares of Class A Common Stock were issued to Mr. Merkel.
Other persons with the right to receive dividends or sale proceeds: The beneficiaries of the trusts for the benefit of Mr. Howard Lutnick and his family have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by such trusts. The members of LFA have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by LFA. Each of CFLP and CFGM has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by it. The beneficiaries of the trusts for the benefit of Mr. Merkel's immediate family have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by each of them.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and supplemented with the information contained in Item 4 and Item 5 responsive hereto, which is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented by adding the following:

Exhibit 66: Joint Filing Agreement, dated as of May , 2025, by and among the Reporting Persons

## Signatures
- Cantor Fitzgerald, L.P.: /s/ Howard W. Lutnick, Howard W. Lutnick/Authorized Signatory (05/19/2025)
- CF Group Management, Inc.: /s/ Howard W. Lutnick, Howard W. Lutnick/ Authorized Signatory (05/19/2025)
- Howard W. Lutnick: /s/ Howard W. Lutnick, Howard W. Lutnick/ Self (05/19/2025)
Comment: [Signature page to BGC Schedule 13D/A]